KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of Kelso Technologies Inc. (the “Company” or “Kelso”) will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada V6C 2W6 on Wednesday June 4, 2014, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2013, and the accompanying report of the auditor;

2.

to appoint Smythe Ratcliffe LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2014 and to authorize the directors of the Company to fix their remuneration;

3.	to set the number of directors of the Company for the ensuing year at five persons;

4.

to elect William Troy, Neil Gambow, James R. Bond, Peter Hughes and Anthony Andrukaitis as directors of the Company to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

5.

to consider and, if thought fit, to approve an ordinary resolution to adopt the Company’s proposed 2014 Stock Option Plan, as described in the Information Circular, a copy of which is attached as Schedule “B” to the Information Circular;

6.	to consider and, if thought fit, to approve an ordinary resolution to amend and reconfirm the Company’s Shareholder Rights Plan, as described in the Information Circular; and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors (the “Board”) has fixed May 1, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, as of the 6th day of May, 2014.

By Order of the Board of

KELSO TECHNOLOGIES INC.

“James R. Bond”
James R. Bond
President, Chief Executive Officer and Director